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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         BARRETT RESOURCES CORPORATION
                           (Name of Subject Company)

                         BARRETT RESOURCES CORPORATION
                      (Name of Person(s) Filing Statement)

                               ----------------

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   068480201
                       (CUSIP Number of Class Securities)

                               ----------------

                              Eugene A. Lang, Jr.
                           Executive Vice President,
                         General Counsel and Secretary
                         Barrett Resources Corporation
                              1515 Arapahoe Street
                              Tower 3, Suite 1000
                             Denver, Colorado 80202
                                 (303) 572-3900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies to:

                                 Thomas A. Cole
                                  Paul L. Choi
                               Michael A. Gordon
                                Sidley & Austin
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois 60603
                                 (312) 853-7000

[X] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

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                        [BARRETT RESOURCES CORPORATION]


FOR IMMEDIATE RELEASE
---------------------

CONTACT:
Frank Keller/Robert Howard         Paul Verbinnen/David Reno/Jonathan Gasthalter
Barrett Resources                  Citigate Sard Verbinnen
303-572-3900                       212-687-8080


                        BARRETT RESOURCES AND WILLIAMS
                       SIGN DEFINITIVE MERGER AGREEMENT

     DENVER, CO - May 7, 2001 - Barrett Resources Corporation (NYSE: BRR) today announced that it has signed a definitive merger agreement with The Williams Companies, Inc. (NYSE: WMB) for Williams to acquire all outstanding shares of Barrett in a transaction valued at approximately $2.8 billion, including the assumption of about $300 million in debt.

     The terms of the merger agreement, which was approved by both companies' Boards of Directors, provides for Williams to promptly commence a first-step cash tender offer of $73.00 per share for 50 percent of the outstanding Barrett common stock, followed by a second-step merger with a fixed ratio of 1.767 shares of Williams common stock for each remaining share of Barrett common stock. Based on Williams closing price on Friday, May 4, 2001, the stock portion of the transaction is valued at $73.63 per share. On this basis, the transaction has a blended value of $73.32 per share.

     The transaction is valued at $1.34 per thousand cubic feet of proved gas equivalent reserves and would more than double Williams' proved natural gas reserves, while significantly enhancing its ability to profitably grow its power business.

     Peter A. Dea, Chairman and Chief Executive Officer of Barrett, said, "We're very excited to have reached such a compelling transaction for our shareholders, employees and customers. The process that we set in place to maximize shareholder value was a tremendous success. Our high quality assets and leading position in the Rocky Mountain region will immediately benefit Williams' strategy and growth objectives. Barrett shareholders will be able to participate in the significant upside of the combined company. I am also delighted that Williams places the highest value on Barrett's exemplary employees as evidenced by its commitment to retain the majority of our employees in Denver."

     Steven J. Malcolm, Executive Vice President of Williams and President of Williams Energy Services, said, "Barrett is an ideal fit for Williams. There is virtually no overlap, but terrific synergy, and the combination provides many potential benefits to our portfolio of energy businesses." Williams expects the transaction to be immediately accretive to its earnings per share.

     Following the closing of the transaction, Williams plans to maintain Barrett's Denver headquarters as its principal office for Rocky Mountain exploration and production operations. Ralph A. Hill, Senior Vice President of Exploration and Production for Williams will lead the combined company. Hill reports to Malcolm.

     The transaction, which is contingent on approval from federal anti-trust regulators and tenders of at least 50 percent of Barrett common stock in the fully-financed, first-step tender offer, is expected to close in 60-90 days. The merger agreement also calls for a termination fee of $75.5 million and reimbursement of expenses to Williams of up to $15 million, in the event of termination.

     As of April 30, 2001, Barrett had 2.1 trillion cubic feet (Tcfe) of proved
natural gas reserves, while Williams had 1.2 Tcfe at year-end 2000.   Barrett
currently produces approximately 345 million cubic feet of gas equivalent per day (MMcfed), while Williams produces 210 MMcfd. The significant upside reserves held by Barrett, would allow Williams to double reserves and production. Measured by reserves, Williams would become the tenth largest natural gas company in the United States.

     Goldman, Sachs & Co. and Petrie Parkman & Co. acted as Barrett's financial advisors and each provided a fairness opinion to the Barrett Board of Directors. Sidley Austin Brown & Wood acted as Barrett's legal counsel. Merrill Lynch & Co. acted as Williams' financial advisor.

     Barrett Resources is a Denver-based independent natural gas and oil exploration and production company that is also involved in gas gathering, marketing and trading activities. Barrett's properties are focused primarily in the Rocky Mountain region of Colorado, Wyoming and Utah, the Mid-Continent area of Kansas, and Oklahoma and the Gulf of Mexico region of offshore Texas and Louisiana. For additional information about Barrett, please visit our Web site at www.brr.com.

     Williams, through its subsidiaries, connects businesses to energy, delivering innovative, reliable products and services. Williams information is available at www.williams.com.

     Barrett and Williams will host a joint conference call to discuss the transaction today at 10 a.m. Eastern Daylight Time. Callers in the United States should dial (800) 230-1092. International callers should dial (612) 332-0226. Replays can be accessed (800) 475-6701 (U.S.) or (320) 365-3844 (International). The access code is 585970.

Forward-Looking Statements

This press release may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Any such projections or statements include the Company's current views with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such projections will be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in the Company's periodic reports filed with the Securities and Exchange Commission.

THE WILLIAMS COMPANIES OFFER

IN RESPONSE TO THE TENDER OFFER THAT WILL BE COMMENCED BY THE WILLIAMS COMPANIES, INC. AND ITS WHOLLY OWNED SUBSIDIARY RESOURCES ACQUISITION CORP. (THE "WILLIAMS OFFER"), BARRETT RESOURCES CORPORATION WILL FILE WITH THE SEC ITS RECOMMENDATION TO STOCKHOLDERS REGARDING THE WILLIAMS OFFER AND ANY AMENDMENTS THERETO.

STOCK HOLDERS AND INVESTORS ARE STRONGLY ADVISED TO READ THE SOLICIATION/RECOMMENDATION STATEMENT RELATED TO THE WILLIAMS OFFER WHEN IT IS FILED AND BECOME AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ANY STOCKHOLDER OR INVESTOR WILL BE ABLE TO OBTAIN A FREE COPY OF THE SOLICITATION/RECOMMENDATION STATEMENT WHEN FILED, ALONG WITH OTHER RELEVANT DOCUMENTS, ON THE SEC'S WEB SITE AT WWW.SEC.GOV. WHEN AVAILABLE, THE
                                    -----------
SOLITICTATION/RECOMMENDATION STATEMENT RELATING TO THE WILLIAMS OFFER AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO BARRETT RESOURCES CORPORATION - INVESTOR RELATIONS AT (303) 572-3900.

THE SHELL OFFER

IN RESPONSE TO THE AMENDED TENDER OFFER COMMENCED BY SHELL OIL COMPANY THROUGH ITS INDIRECT WHOLLY OWNED SUBSIDIARY SRM ACQUISITION COMPANY, BARRETT RESOURCES CORPORATION HAS FILED WITH THE SEC ITS RECOMMENDATION TO STOCKHOLDERS REGARDING THE TENDER OFFER.

IN RESPONSE TO ANY CONSENT SOLICITATION THAT MAY BE COMMENCED BY SHELL AND SRM ACQUISITION, BARRETT WILL FILE WITH THE SEC A CONSENT REVOCATION STATEMENT AND ANY OTHER SOLICITATION MATERIALS THAT MAY BE PREPARED BY BARRETT IN RESPONSE TO SHELL'S CONSENT SOLICITATION. BARRETT HAS FILED WITH THE SEC A PRELIMINARY CONSENT REVOCATION STATEMENT AND OTHER SOLICITATION MATERIALS IN RESPONSE TO A PRELIMINARY CONSENT SOLICITATION STATEMENT FILED BY SHELL WITH THE SEC. INVESTORS ARE STRONGLY ADVISED TO READ ANY DEFINITIVE CONSENT REVOCATION STATEMENT, IF AND WHEN IT IS FILED AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ANY DEFINITIVE CONSENT REVOCATION STATEMENT WOULD BE FILED BY BARRETT WITH THE SEC.

STOCKHOLDERS AND INVESTORS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY DEFINITIVE CONSENT REVOCATION STATEMENT (IF AND WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT WWW.SEC.GOV. ANY DEFINITIVE CONSENT REVOCATION STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO BARRETT RESOURCES CORPORATION-- INVESTOR RELATIONS AT
(303) 572-3900.

                     CERTAIN INFORMATION REGARDING PERSONS

                      WHO MAY BE DEEMED TO BE PARTICIPANTS

IN ADDITION, THE IDENTITY OF PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF CONSENT REVOCATIONS FROM BARRETT STOCKHOLDERS AND SUCH PERSONS' HOLDINGS OF BARRETT COMMON STOCK ARE CONTAINED IN BARRETT'S PRELIMINARY CONSENT REVOCATION STATEMENT FILED WITH THE SEC UNDER REGULATION 14A.
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